

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 25, 2010

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlon, New Jersey   08053

Re: Hill International, Inc.
        Amendment No. 1 to Registration Statement on Form S-3
        File No.: 333-162298
        Form 10-K for the FYE December 31, 2008, as amended
        File No.: 1-33961

Dear Mr. Richter:

We have reviewed your amended filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 10-K for FYE December 31, 2008, as amended</u>

<u>Compensation Discussion and Analysis, page 19 of Form 10-K/A-1</u>

1. We note your proposed disclosure in response #3 of your letter dated January 20, 2010. Your proposed disclosure does not provide the required detailed analysis of how you determined the amount of base salary and bonuses awarded to each of the named executive officers in 2008 as shown in the Summary Compensation

Table on page 11 of your Form 10-K/A-1. As we have previously requested, your response should provide a quantitative discussion of how the actual amounts were determined and an analysis of how individual roles and personal performance factored into the amounts you disclose for each named executive officer.

2. We also note your supplemental disclosure that your initial goals regarding company performance were not met, and that they became irrelevant due to the world-wide economic impact on the industry. Your description and analysis should identify these goals, as originally set, notwithstanding the company's failure to achieve them. Please also clarify how you determined that the goals were not "relevant", as distinguished from not achievable.

Signatures

3. Pursuant to General Instruction D(2) of the Form 10-K, in future filings, the Form 10-K and any amendments to the Form 10-K must also be signed by the company's controller or principal accounting officer whose name and position should be shown on the signature page.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202)551-3424 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions..

Sincerely,

Pamela A. Long
Assistant Director